4288 West Dublin-Granville Road

Dublin, Ohio 43017

September 29, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Wendy’s International, Inc.

Form RW, Withdrawal of Registration Statement on Form S-3 (File No. 333-102824)

Dear Sir or Madam:

This letter constitutes an application by Wendy’s International, Inc. (the "Company") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-102824), that was initially filed with the Securities and Exchange Commission on January 30, 2003 (the "Registration Statement").

As a result of the successful completion of the merger of Green Merger Sub, Inc., a wholly-owned subsidiary of Wendy’s/Arby’s Group, Inc., formerly known as Triarc Companies, Inc. ("Parent"), with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities were sold in connection with or pursuant to the Registration Statement.

We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by Parent.

If you have any questions with respect to this matter, please call Nils H. Okeson at 678-514-4330. Thank you for your assistance in this matter. Very truly yours,

Wendy’s International, Inc.

By: /s/ NILS H. OKESON

Name: Nils H. Okeson

Title: Senior Vice President, General Counsel and Secretary